Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

February 4, 2026

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brittany Ebbertt

Kathleen Collins

Edwin Kim

Jan Woo

Re: Madison Air Solutions Corporation

Draft Registration Statement on Form S-1

Submitted December 12, 2025

CIK No. 0002098430

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Madison Air Solutions Corporation, a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) Amendment No. 1 (the “Amendment”) to its Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 27, 2026, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Philadelphia Riyadh Salt Lake City Shanghai Washington, D.C.

United States Securities and Exchange Commission February 4, 2026 Page 2

Graphics, page i

1.
Please balance the net sales information in your graphics to also include net income or loss for the corresponding net sales metric. Further, ensure that the footnotes in your graphics are in a readable font. We are unable to read the footnotes on the fourth page of your graphics.

Response

In response to the Staff’s comment, the Company has revised the graphics on page i of the Registration Statement.

2.
Your graphics reference industry statistics cited to sources dating from as far back as 2015. Please clarify the relevance of this data and advise us if there is more current information available.

Response

The Company respectfully acknowledges the Staff’s comment regarding the use of industry statistics dating as far back as 2015 in the Registration Statement. The Company notes that the referenced statistics—specifically, the underlying information cited in the 2015 “Science News Explores, Stuffy classrooms may lower test scores” source and the 2016 Ponemon Institute “Cost of Data Center Outages” report—are widely recognized and foundational within their respective fields. These studies present industry-accepted data points that continue to be cited as authoritative benchmarks in industry literature and other materials.

The Company has conducted a review of more recent industry publications and market research and has determined that these particular sources remain widely cited and relevant for the subject matter addressed. Numerous subsequent reports and analyses continue to cite these original studies, underscoring their continued relevance and acceptance as standard metrics for evaluating the impact of air quality on educational outcomes and the cost of data center downtime, respectively. For example, the United States Environmental Protection Agency continues to include references to the same underlying data as the 2015 Science News Explores article in How Does Indoor Air Quality Impact Student Health and Academic Performance? (August 2025). Additionally, Forbes more recently cites the $9,000 per minute cost of data center downtime statistic in The True Cost of Downtime (And How to Avoid It) (April 2024).

While the Company remains committed to providing the most current and relevant information to investors, its review of available industry data has not identified

United States Securities and Exchange Commission February 4, 2026 Page 3

more recent primary research that supersedes or materially updates the specific statistics in question. Accordingly, the Company believes that continued reference to these sources is appropriate and provides investors with meaningful, industry-standard context for understanding the significance of the Company’s solutions.

Segment Overview, page 4

3.
You indicate that one of your major brands is Nortek and you offer Nortek Air Solutions and Nortek Data Center Cooling products and services, but divested Nortek Global VAC LLC on October 7, 2024. Please describe the assets and products and services divested with Nortek Global HVAC LLC and any material arrangements that impact your current Nortek-related businesses.

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to include additional disclosure addressing the divestiture of Nortek Global HVAC LLC (“NGH”). The new language below has been added to page ii of the Registration Statement:

Madison Air’s divestiture of NGH included the sale of assets, products and services primarily related to the design, manufacture and distribution of HVAC systems for the residential and manufactured housing end-markets, as well as associated accessories, controls and replacement parts. The divestiture did not include any brands used in Madison Air’s ongoing businesses. Notably, the divestiture did not include the Nortek or Mammoth brands, which continue to be used by Madison Air. Following the divestiture, Madison Air continues to own and operate the Nortek Air Solutions and Nortek Data Center Cooling businesses, which are not part of NGH and remain focused on highly engineered, custom and semi-custom air quality and thermal management solutions for commercial, industrial and data center applications.

Prospectus Summary

Our Strengths, page 8

4.
Please provide a more detailed description of what you mean by the “80/20 Operating Model" and explain how management implements the model. Discuss the "critical priorities" that you focus on to generate results.

United States Securities and Exchange Commission February 4, 2026 Page 4

Response

In response to the Staff’s comment, the Company has supplemented the disclosure regarding its 80/20 operating model by adding the paragraphs below on pages 10 and 118 of the Registration Statement:

Madison Air’s 80/20 operating model is a core management philosophy that underpins our approach to delivering best-in-class customer service and financial performance. The model is based on Pareto’s Law which states that 80% of consequences (outputs) come from 20% of causes (inputs) or a minority of inputs or efforts lead to the majority of results (formulated by economist Vilfredo Pareto in 1896). This principle is widely used for prioritization, optimization and increasing efficiency across business. Under this model, we focus on the products, customers and markets that generate the most value (our “80s”), while streamlining and reducing resource allocation to lower-value activities (our “20s”). By focusing on these high-impact areas, we believe we are able to better address our customers’ needs, eliminate unnecessary complexity and cost, and enhance our ability to deliver exceptional service and solutions. The 80/20 model is embedded in our culture and is actively promoted by leadership at every level of the Company, guiding strategic planning, capital allocation, and talent deployment. By aligning our resources with our customers’ greatest needs, we dedicate investments toward our highest-value opportunities to drive profitable growth.

Our management implements the 80/20 model across all aspects of the business, including through direct interactions with employees, suppliers and customers. For employees, the 80/20 model empowers teams to focus on high-impact activities and customers, and encourages a culture of prioritization and accountability. With suppliers, we concentrate relationships on partners that deliver the greatest value, focusing our supply chain to support our most critical products and markets. For customers, we direct significant sales and service efforts toward those who drive the majority of our results, with the goal of delivering superior service and solutions to our most important partners. In practice, we believe this approach has enabled us to accelerate growth by serving our best customers and markets, expand margins by shifting our revenue mix toward higher-margin opportunities and enhance cash conversion by simplifying operations and focusing on recurring, high-value revenue streams. Our critical priorities, as supported by the 80/20 operating model, are to drive profitable growth, expand margins and increase cash conversion by focusing on the

United States Securities and Exchange Commission February 4, 2026 Page 5

opportunities we believe present the highest value and eliminating unnecessary costs and complexities.

Organizational Transactions, page 23

5.
Please revise to include a diagram of your corporate organizational structure both before and after the Organizational Transactions and the Offering, including the equity ownership and voting control of each entity and shareholder group.

Response

In response to the Staff’s comment, the Company has revised pages 20, 23, 153 and 156 of the Registration Statement to include the requested diagrams.

6.
You indicate that you will have indemnification, separation, and tax management agreements with Madison Industries International Holdings, LLC (Madison Industries International), which you describe as an “affiliate” of Madison Industries Holdings LLC (Holdings). Please explain the relationship between Madison Industries International and Holdings and clarify which entity, either Holdings or Madison Industries International, is contributing the shares of MIAQ Solutions to Madison Air Solutions Corporation as part of Organizational Transactions. If Madison Industries International is a wholly owned subsidiary of Holdings, please indicate so in your prospectus.

Response

In response to the Staff’s comment, the Company has revised the description of the Organizational Transactions beginning on pages 19 and 152 of the Registration Statement to explain the relationship between Madison Industries International and Holdings, including additional detail regarding the contributions made in connection with the Organizational Transactions.

7.
Please ensure that each step in the Organizational Transactions are described in appropriate detail. Further, ensure any material subsidiaries are included in your organizational charts, specifically any that are identified in this prospectus.

Response

In response to the Staff’s Comment, the Company has revised the description of the Organizational Transactions beginning on pages 19 and 152 of the Registration

United States Securities and Exchange Commission February 4, 2026 Page 6

Statement to describe the Organizational Transactions in greater detail, including the addition of organizational charts.

8.
Please clarify the role of the investors of Investors LLC and Co-Investors LLC in the Organizational Transactions. Provide more details of the investors of these Parent Entities and their current ownership in Holdings or its subsidiaries. For example, clarify whether there are separate LLCs created when underlying businesses were purchased by Holdings and LLC units were issued to the prior owners and management, and/or institutional investors.

Response

In response to the Staff’s Comment, the Company has revised the description of the Organizational Transactions beginning on pages 19 and 152 of the Registration Statement to clarify the role of investors of Co-Investors LLC and provide more details of such investors and their current ownership in Holdings’ subsidiaries.

9.
We note that the company intends to effect a spin-off from Madison Industries International as part of the reorganization. Please explain whether any securities will be issued with the transaction and whether you intend to register those securities. Discuss the timing of your separation from Madison Industries International and whether the separation is a condition for this initial public offering. Also, tell us your consideration to include pro forma information reflecting the spin-off transaction. Refer to Rule 11-01(a)(7) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised pages 19 and 152 of the Registration Statement to explain that the spin-off from Madison Industries International will occur prior to the consummation of this offering and is conditioned on the pricing of this offering. The Company has also revised pages 22 and 154 of the Registration Statement to explain that the shares of Class A common stock and Class B common stock and EAR units to be issued in connection with the Organizational Transactions will be issued pursuant to one or more exemptions from registration under the Securities Act.

With respect to the Staff’s reference to Rule 11-01(a)(7) of Regulation S-X, the Company has given consideration to the inclusion of pro forma information reflecting the Organizational Transactions, including the spin-off from Madison Industries International, and has revised pages 74 and 75 of the Registration Statement to add a column to the pro forma financial statements labeled “Transaction Accounting

United States Securities and Exchange Commission February 4, 2026 Page 7

Adjustments for Organizational Transactions.” The Company advises the Staff that the Company intends to include substantive descriptions of such pro forma adjustments in a future amendment to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 92

10.
Please revise to discuss and quantify, to the extent applicable, the factors impacting the fluctuations in your metrics from period to period, including any offsetting factors.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 82 to include the bolded text below to explain the factors impacting the fluctuations in the Key Performance Indicators presented in the Registration Statement.

Backlog and orders are additional metrics that are meant to provide management with a deeper level of insight into the progress of specific strategic and growth initiatives. Backlog represents the total expected future revenue from confirmed customer orders that have been received but not yet shipped or rendered as of a given date. Backlog is applicable to sales of products, systems and services. As of December 31, 2024, backlog related to our Commercial segment was $911.7 million, increasing $259.9 million, or 39.9%, compared to $651.8 million as of December 31, 2023. Within our Residential segment, backlog was $56.5 million as of December 31, 2024, increasing $2.8 million compared to $53.7 million as of December 31, 2023. The factors driving changes in backlog generally correspond to the factors impacting orders, as discussed below.

Orders represent the dollar value of customer purchase commitments signed over a given period, with confirmed pricing, quantities, and delivery terms. Orders provide management with a signal of customer demand for the Company’s products and services, as well as an indication of future revenues and performance. However, the timing and conversion of backlog and orders are subject to numerous uncertainties and risks and are not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year. Orders related to our Commercial segment increased $419.0 million, or 25.0%, to $2,096.8 million for the year ended December 31, 2024, compared to $1,677.8 million in the year ended December 31, 2023. This increase in orders was primarily driven by strong performance in our data center cooling and custom air

United States Securities and Exchange Commission February 4, 2026 Page 8

handling businesses, reflecting robust market demand for mission-critical infrastructure solutions and continued investment by our technology and industrial customers. Orders within our Residential segment increased by $10.0 million to $782.7 million for the year ended December 31, 2024, compared to $772.7 million for the year ended December 31, 2023. Products in our Residential segment are built to stock and promptly shipped to customers. Accordingly, our backlog and orders within our Residential segment remained generally consistent between the years ended December 31, 2024 and 2023, in line with changes in net sales within our Residential segment.

Business

Segment Overview, page 121

11.
Please provide more detail of your sales, marketing and distribution operations for both your Commercial and Residential Segments. For example, describe the nature of the manufacturers' sales representatives, as to who they are and which manufacturers they represent. Please describe your material distributor and reseller arrangements.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 114 to include the bolded text below and remove the ~~strikethrough~~ text below to provide more detail of its sales, marketing and distribution operations for both the Commercial and Residential Segments:

Page 110:

We aim to deliver superior speed, training and best-in-class service with a reputation for delivering on time, which we believe has earned long-tenured partnerships with channel partners and customers who rely on us for their most critical air-related needs. We invest in our channels to help partners fully understand and communicate our Return on Air value proposition. Our independent manufacturers’ sales representative groups cover the top 50 North American markets where we believe they often serve as exclusive providers of certain of our solutions. Our manufacturers’ sales representative network reaches local customers pursuing new construction or renovation projects. We maintain deep, long-tenured partnerships by providing significant training, application expertise and differentiated solutions. We feel as though this gives us unmatched reach, balance and influence in the market.

United States Securities and Exchange Commission February 4, 2026 Page 9

In addition to manufacturers’ representatives, our distribution partners play a critical role by selling to contractors and building owners. Our sales team engages directly with our distribution partners to ensure their understanding of our solution offering and Return on Air value proposition. We clearly define targets and goals with our distribution partners to align incentives and drive performance.

We also maintain strategic, competitive relationships with blue-chip customers across key sectors. We believe these relationships are a source of competitive advantage, allowing us to understand diverse customer needs and anticipate market trends. For example, in our data center business, our highly trained direct sales and engineering teams partner directly with end customers, such as ~~we work directly with~~ leading hyperscalers and colocators to jointly innovate and deliver tailored cooling solutions, often starting from the initial design phase of a project with an aim of staying ahead of evolving infrastructure demands in a rapidly changing and growing market.

Page 114:

Madison Air’s Residential commercialization strategy leverages a diverse, highly engaged network of distributors, trade professionals, builders, retailers, e-commerce platforms and OEM private label partners. Our primary go-to-market channel consists of wholesale distribution partners, who sell our products to the professional contractors and dealers that serve the replacement, upgrade and new construction markets. We work closely with distributors, providing a one-stop Healthy Air System portfolio that simplifies inventory and drives category growth. Our contractor-first approach equips trade professionals, as well as builders, with the training, tools and differentiated products they need to simplify installation, reduce project costs and grow their businesses. We strive to educate and build loyalty with these key channel partners, as they ultimately influence end-customer purchase decisions. We structure our approach with the goal of ensuring we provide partners with the right tools, incentives and training, including in-person sessions at our facilities, to help them identify indoor air quality opportunities and communicate the value of our complete Healthy Air System. This hands-on support helps our channel partners understand the full value of our Healthy Air System and how it can deliver the Return on Air value proposition through improved efficiency, fewer callbacks and enhanced homeowner satisfaction. Beyond the professional channel, we also extend our reach through retail and appliance partners, bringing trusted brands into mainstream consumer purchase paths.

United States Securities and Exchange Commission February 4, 2026 Page 10

12.
On page 40, you refer to your "decentralized organizational structure." Please explain here what you mean by decentralized organizational structure and how it affects your operations compared to traditional manufacturers. Clarify if your organizational structure is related to your M&A strategy.

Response

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 124 to include the bolded text below to clarify what is meant by its “decentralized organizational structure,” how that structure affects its operations as compared to more centralized manufacturers and how it relates to the Company’s acquisition and integration strategy:

Our decentralized model empowers leaders to think and act like owners, placing decision-making closest to the point of impact: those teammates within each specific business who are speaking with our customers, developing our products and leading our front-line teams. Enterprise-wide mobility enables talent to move across brands, functions and geographies, sharing best practices and accelerating innovation. This culture of entrepreneurship and accountability scales with our business and strengthens our platform as we deepen our bench with leaders capable of leading Madison Air for generations to come. Rather than requiring our front-line teams to seek approval from a large centralized corporate structure for day-to-day business decisions, this approach enables the front-line team to react with speed, accountability and agility across the organization. Supported by clear metrics, shared values and expectations and our delegation of authority framework, our front-line teams are intended to stay focused on what drives performance and creates long-term value. Compared to a large centralized corporate structure and hierarchy, we believe this structure keeps our businesses deeply connected to customers, enabling rapid problem solving, better response times and the application of specific expertise.

While our business model is highly decentralized, we provide centralized support with select services where we believe we can create significant value. For example, centralized support for procurement enables us to leverage our scale, to negotiate lower material costs and drive competitive advantage. Centrally supported procurement also facilitates the maintenance of a diversified and resilient supply chain, which helps manage risk and pricing volatility. However, the effectiveness of these centrally supported functions can be constrained by the autonomy of individual

United States Securities and Exchange Commission February 4, 2026 Page 11

business units and prevailing market conditions, and any failure in these areas could have a negative impact across multiple business units.

Our decentralized corporate structure is not a prerequisite to identifying any acquisition target or integrating a successful acquisition into our enterprise. We have found that with some acquisitions, our decentralized corporate structure is viewed favorably by the acquiree in that its leadership team can continue to remain close to its operations and customers while also leveraging, for example, some of the centralized cost advantages with respect to our supply chain. However, this structure may also complicate the integration of acquired businesses, limit our ability to realize synergies and increase the risk that acquired businesses do not operate in a manner consistent with our overall policies and compliance framework.

Competition, page 141

13.
We note that you currently have about 8% in net sales of the TAM in the markets in which you compete and offer solutions. Please provide more information about your competitors in each of the material markets that you compete in. Clarify if there are any national competitors with similar or larger size or scope.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure regarding its competitors by adding the paragraphs below beginning on page 125 of the Registration Statement:

Each of our businesses is subject to significant competition from a number of companies throughout the world, including national and regional manufacturers of indoor air quality solutions as well as local manufacturers that primarily focus on niche categories and product offerings. Due to the nature of our products and services and the markets we serve, our competition can vary from (i) similarly sized or larger, national and multinational OEMs to (ii) smaller, regional and niche competitors. Large OEM competitors generally have broad product portfolios, but tend to emphasize standardized, mass-produced offerings with limited customization and solution integration. Smaller competitors typically operate at sub-scale with narrower product breadth, lower brand awareness and more limited innovation, capital and distribution capabilities.

The following are some of the companies we view as significant competitors in the material markets in which our business segments operate.

United States Securities and Exchange Commission February 4, 2026 Page 12

Commercial Segment

•
Air Handling: AAON, Inc., Haakon Industries, Evapco, Inc., Innovent, Exyte Holding Gmbh and Trane Technologies plc
•
Air Movement: Greenheck Fan Corporation, Hunter Fan Company, MacroAir Technologies and Rite-Hite Holding Corporation
•
Data Centers: Alliance Air Products, Basx Solutions, SilentAire Technology, Vertiv Holdings Co, Munters AB and Motivair Corporation

Residential Segment

•
Ventilation: Panasonic Holdings Corporation, ReVent Bath Fans and Bosch
•
Healthy Air Systems: Resideo Technologies, Inc.

We believe we are differentiated through specialized, mission-critical solutions, superior engineering and customization capabilities, and value-based selling anchored in Return on Air. We believe our portfolio of trusted brands, North American channel and manufacturing footprint, locally agile operating model and strategy centered on whitespace growth and innovation enable us to compete effectively across both large national and smaller fragmented competitors.

Government Regulations, page 142

14.
You briefly reference environmental laws and regulations. Please clarify if any of the federal energy efficiency laws or standards that apply to the HVAC industry materially affect your business.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company has evaluated the federal energy efficiency laws and standards that apply to the HVAC industry. Based on the Company’s current operations and the nature of its business, the Company does not believe these laws and standards have a material effect on the Company’s business, financial condition or results of operations.

Description of Certain Indebtedness, page 166

United States Securities and Exchange Commission February 4, 2026 Page 13

15.
Please expand your discussion of the effect of the restrictive covenants as to your ability to implement your M&A Strategy. It is unclear the extent that your lenders will be involved in your ability to enter mergers, divestitures, transactions with Holdings, or raise additional financing. To the extent there are any materiality thresholds or terms, please clarify.

Response

The Company acknowledges the Staff’s comment and has added the language below to page 164 of the Registration Statement describing the impact of certain restrictive covenants on the Company’s ability to implement its M&A strategy:

These restrictive covenants, together with those contained in the Secured Notes Indenture and Unsecured Notes Indenture (see the sections entitled “—4.125% Senior Secured Notes due 2028” and “—5.875% Senior Notes due 2029” below), impose certain limitations on our ability to raise additional debt or equity financing and to expand through strategic M&A, including our ability to pursue certain mergers and acquisitions, divestitures and transactions with affiliates. These covenants generally require that we comply with specified financial ratios and other conditions, and in certain cases, require the consent of our lenders or noteholders before we may proceed with such transactions. For example, these agreements may restrict our ability to incur additional indebtedness, create liens, make investments, sell or dispose of assets, enter into affiliate transactions, or merge or consolidate with another entity, subject to various exceptions and materiality thresholds. Certain transactions, such as acquisitions or asset sales above specified dollar thresholds (for example, asset sales in excess of the greater of $85 million and 15% of consolidated adjusted EBITDA in any fiscal year), may require lender or noteholder consent, trigger mandatory prepayment or repurchase obligations, or require compliance with reinvestment or leverage requirements. In addition, the Credit Agreement contains a financial covenant that limits our ability to incur additional first lien debt if our first lien net leverage ratio exceeds 7.50 to 1.00, to the extent such covenant is then in effect. As a result, our ability to pursue various strategic transactions or to raise additional financing may be limited by these covenants, and we may be required to seek lender or noteholder consent or satisfy certain financial or other conditions, which could delay or prevent us from executing on organic initiatives and strategic M&A. We actively evaluate changes to our capital structure to ensure longer-term alignment with our strategic priorities.

Description of Capital Stock, page 171

United States Securities and Exchange Commission February 4, 2026 Page 14

16.
You disclose that holders of your Class B and Class A common stock will vote together as a single class on all matters submitted to a vote of stockholders except for certain amendments to your certificate of incorporate or as “otherwise required by law." Please briefly describe the circumstances under which a separate vote by each of your Class A and Class B common stock would be required by law.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Section 242(b)(2) of the Delaware General Corporation Law, a separate vote of the Class A common stock or Class B common stock, as applicable, would be required to amend the Company’s certificate of incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. The Company has added the below language in bold to the applicable paragraphs on pages 167 and 169 of the Registration Statement.

Page 167:

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters submitted to a vote of stockholders, except for certain amendments to our certificate of incorporation described below, or as otherwise required by law or our certificate of incorporation. Specifically, under the DGCL, a separate vote of the holders of Class A common stock or Class B common stock, as the case may be, is required for any amendment to our certificate of incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

Page 169:

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters submitted to a vote of stockholders, except for certain amendments to our certificate of incorporation described below, or as otherwise required by law or our certificate of incorporation. As noted above, certain amendments to our certificate of incorporation may require a separate class vote under the DGCL.

United States Securities and Exchange Commission February 4, 2026 Page 15

General

17.
We note disclosure throughout the filing of “combined” net sales for the year ended December 31, 2024, of $3.1 billion, and a related estimated 8% of the $40 billion market share held as of that same date, which assumes the acquisition of AprilAire on January 1, 2024. Also, the image disclosed on pages 2 and 117 includes combined net sales for fiscal years 2024 and 2023 as if AprilAire had been acquired as of the beginning of those periods presented. Please clarify how intercompany sales between the company and AprilAire, if any, are reflected in the combined sales amounts. Tell your basis for providing combined information for periods in which you did not own AprilAire and the specific guidance you relied upon. In your response, address how you considered the guidance in Rule 11-02(c)(2)(i) of Regulation S-X. In addition, where you present this supplemental combined net sales information, revise to also include a discussion of the historical net sales for Madison Solutions only with equal or greater prominence.

Response

In response to the Staff’s comment, the Company has revised the images on pages 2 and 102 of the Registration Statement to present Madison Air’s historical net sales and AprilAire’s historical net sales separately and with equal or greater prominence, alongside the presentation of the sum of their reported net sales. This approach ensures that investors can clearly distinguish between the actual historical results of Madison Air and AprilAire and the supplemental combined information.

Additionally, the Company advises the Staff that it has reviewed intercompany sales between Madison Air and AprilAire for the periods presented, and has determined that there was less than approximately $100,000 and $100,000 of intercompany sales or purchases for the years ended December 31, 2024 and 2023, respectively. Accordingly, the Company advises the Staff that intercompany sales did not have a material effect on the combined net sales amounts presented.

The Company acknowledges the guidance in Rule 11-02(c)(2)(i) of Regulation S-X and has carefully considered its application. The supplemental combined net sales information is presented to provide investors with a meaningful and comparable basis for evaluating the Company’s financial results, given the significant impact of the AprilAire acquisition on the Company’s financial profile. The Company believes that the presentation of combined historical net sales is necessary for investors to better understand the Company’s results of operations and trends, and to facilitate period-over-period comparability. This supplemental information is clearly distinguished from Article 11 pro forma financial information and is accompanied by appropriate explanatory

United States Securities and Exchange Commission February 4, 2026 Page 16

disclosures regarding its limitations and its distinction from pro forma financial information prepared in accordance with Regulation S-X.

18.
We note your inclusion of various images throughout the filing (i.e., pages 2, 3, 117 and cover page graphics) that include certain non-GAAP information such as Adjusted EBITDA Margin and Free Cash Flow Conversion percentage without disclosure of related GAAP measures. Similarly, you disclose compound annual growth rate (CAGR) of Adjusted EBITDA from January 1, 2020, to October 31, 2025, on page 12 without presenting CAGR of GAAP net income for the same period. Please revise to present the related GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.

Response

In response to the Staff’s comment, the Company has revised the graphics on pages 2, 102 and the cover pages of the Registration Statement to present the related GAAP measures with equal or greater prominence alongside the non-GAAP measures. Additionally, the Company has revised the disclosure throughout the Registration Statement and as set forth below on pages 10 and 118 to present the related GAAP measures with equal or greater prominence, with the bolded additions below and with deletions appearing in ~~strikethrough~~ text, as follows:

We have assembled recognizable name brands that collectively represent sustained performance gains across the economic cycle. We believe this ability to generate durable top-line growth is reflected in our ~~current portfolio of brands’~~ reported net sales growing at a management estimated 56.1~~7.7~~% compound annual growth rate (“CAGR”) from January 1, 2020 to ~~October 31, 2025~~September 30, 2025, with ~~O~~our current portfolio of brands’ collective net sales growing at a management estimated 7.8% CAGR over the same period, calculated giving effect to all merger and acquisition activity as if such brands had been owned for all periods presented.

Since completion of the transformational acquisitions of Nortek and Big Ass Fans in June and July of 2021, respectively, Madison Air’s~~Our~~ management ~~team~~ has ~~also~~ leveraged our 80/20 operating model to drive operational improvements across the portfolio. We believe our ability to drive sustainable margin improvements using our 80/20 operating model is reflected in our management estimated net income (loss) margin expansion of approximately 660 basis points ~~successfully increase Adjusted EBITDA at a management estimated 11.8% CAGR~~ from January 1, 2022~~0~~ to September 30, 2025, with management estimated reported Adjusted EBITDA margin

United States Securities and Exchange Commission February 4, 2026 Page 17

expansion of approximately 650 basis points over the same period ~~October 31, 2025, and our management estimates that we have expanded Adjusted EBITDA Margin by more than 400 basis points over the same period~~.

19.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company confirms it will provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, A.J. Million at (312) 862-3393.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc: Jill Wyant
President and Chief Executive Officer, Madison Air Solutions Corporation

John Lavorato

General Counsel, Madison Air Solutions Corporation